                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                           COMPAQ COMPUTER CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

               Delaware                         76-0011617
      (State of Incorporation or      (I.R.S. Employer Identification No.)
             Organization)

                                  20555 SH 249
                              Houston, Texas 77070
               (Address of Principal Executive Offices) (Zip Code)


If this form relates to the registration of        If this form relates to the registration of
a class of securities pursuant to Section          a of class of securities pursuant to Section
12(b) of the Exchange Act and is                   12(g) of the Exchange Act and is
effective pursuant to General                      effective pursuant to General
Instruction A.(c), please check the                Instruction A.(d), please check the
following box. /X/                                 following box. / /

Securities Act registration statement file number to which this form relates:  N/A

        Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                  Name of Each Exchange on Which
       To Be Registered                    Each Class Is to Be Registered
-------------------------------           --------------------------------

Preferred Stock Purchase Rights                New York Stock Exchange


     Securities to be registered pursuant to Section 12(g) of the Act: None

ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  On September 3, 2001, the Board of Directors (the "Board") of Compaq Computer Corporation (the "Company") adopted a stockholder rights plan, as set forth in the Rights Agreement, dated as of September 4, 2001 (the
"Rights Agreement"), between the Company and EquiServe Trust Company, N.A., as Rights Agent, and declared a dividend distribution of one right (each a "Right") for each outstanding share of common stock of the Company, par value $.01 per share (the "Common Stock"), to stockholders of record at the close of business on September 17, 2001 (the "Record Date"). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Series A Preferred Stock") at a Purchase Price of $70 per Unit, subject to adjustment.

                  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate certificate representing Rights (the "Rights Certificates") will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of
(i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders, or the date a Person has entered into an agreement or arrangement with the Company or any subsidiary of the Company providing for an Acquisition Transaction (as defined below) (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as the Board shall determine, provided, however, that no deferral of a Distribution Date by the Board pursuant to the terms of the Rights Agreement described in this clause
(ii) may be made at any time during the Special Period (as defined below)) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. An Acquisition Transaction is defined as (x) a merger, consolidation or similar transaction involving the Company or any of its subsidiaries as a result of which stockholders of the Company will no longer own a majority of the outstanding shares of Common Stock of the Company or a publicly traded entity which controls the Company or, if appropriate, the entity into which the Company may be merged, consolidated or otherwise combined (based solely on the shares of Common Stock received or retained by such stockholders, in their capacity as stockholders of the Company, pursuant to such transaction), (y) a purchase or other acquisition of all or a substantial portion of the assets of the Company and its subsidiaries, or (z) a purchase or other acquisition of securities representing 10% or more of the shares of Common Stock then outstanding. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                  The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (Texas time) on September 3, 2011, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                  In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                  In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, capital stock of the acquiring company having a value equal to two times the exercise price of the Right.

                  At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                  At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

                  Notwithstanding the foregoing paragraph, for 180 days (the "Special Period") following a change in the majority of the membership of the Board that has not been approved by the Board, occurring within six months of announcement of an unsolicited third party acquisition or business combination proposal or of a third party's intent or proposal otherwise to become an Acquiring Person, the new directors are entitled to redeem the Rights (assuming the Rights would have otherwise been redeemable), including to facilitate an acquisition or business combination transaction involving the Company, but only
(1) if they have followed certain prescribed procedures or (2) if such procedures are not followed, and if their decision regarding redemption and any acquisition or business combination is challenged as a breach of fiduciary duty of care or loyalty, the directors (solely for purposes of the effectiveness of the redemption decision) are able to establish the entire fairness of the redemption or transaction.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made to the Rights Agreement during the Special Period or at a time when the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

                  The Rights Agreement specifying the terms of the Rights is attached as an exhibit to a Current Report on Form 8-K dated September 5, 2001 and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.


ITEM 2.           EXHIBITS.

 1                Rights Agreement, dated as of September 4, 2001, between
                  Compaq Computer Corporation and EquiServe Trust Company, N.A., as Rights Agent, including the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred
                  Stock as Exhibit C; incorporated by reference to Exhibit
                  4.1 to the Company's Current Report on Form 8-K, filed
                  September 5, 2001. Pursuant to the Rights Agreement, printed
                  Rights Certificates will not be mailed until after the Distribution Date (as defined in the Rights Agreement).

                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                           COMPAQ COMPUTER CORPORATION


                            By: /S/ JEFF CLARKE
                               ---------------------------------
                               Name:  Jeff Clarke
                               Title: Senior Vice President and
                                      Chief Financial Officer

Date:  September 5, 2001

                           COMPAQ COMPUTER CORPORATION
                                INDEX TO EXHIBITS


     EXHIBIT NO.    DESCRIPTION

         1 Rights Agreement, dated as of September 4, 2001, between Compaq Computer Corporation and EquiServe Trust
                    Company, N.A., as Rights Agent, including the form of Rights Certificate as Exhibit B and the Summary of
                    Rights to Purchase Preferred Stock as Exhibit C; incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed September 5, 2001. Pursuant to the Rights
                    Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as defined in the Rights
                    Agreement).